IRVINE VENTURE LAW FIRM, LLP

ATTORNEYS AT LAW

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IRVINE, CALIFORNIA 92612
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January 28, 2016

By EDGAR

William Mastrianna, Esq.

Department of Corporate Finance
Securities and Exchange Commission
Mail Stop 3720

Washington, DC 20549

RE:	Chineselnvestors.com, Inc. File No. 000-54207

Dear Mr. Mastrianna:

This confirms our conversation of January 26, 2016 in which you agreed that Chineselnvestors.com, Inc. ("Registrant") has until February 2, 2016 in which to file its response to the Commission's comments in the letter dated January 11, 2016. Your consideration is very much appreciated.

Very truly yours,

IRVINE VENTURE LAW FIRM, LLP

/s/ Michael E. Shaff
Michael E. Shaff

cc:	Mr. Brett Roper Mr. Paul Dickman